UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
American River Bancshares
(Name of Issuer)
Common Stock
(Title of Class of Securities)
029326105
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:

 [X]  Rule 13d-1(b)

 [  ]  Rule 13d-1(c)

 [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a
reporting person?s
initial filing on this form with respect to the subject class of securities,
and for any subsequent amendment containing information
which would alter the disclosures provided in a prior cover
page.

The information required in the remainder of this cover page shall not be
deemed to be ?filed? for the purpose of Section 18 of the
Securities Exchange
Act of 1934(?Act?) or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

SCHEDULE 13G
CUSIP
No.
029326105

1
Names of Reporting Persons

Pacific Ridge Capital Partners, LLC
2
Check the appropriate box if a member of a Group (see
instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only

4
Citizenship or Place of Organization

United States
Number of
Shares
Beneficiall
y Owned by
Each
Reporting
Person
With:

5
  Sole Voting Power

382,491

6
  Shared Voting Power

7
  Sole Dispositive Power

382,491

8
  Shared Dispositive Power

9
Aggregate Amount Beneficially Owned by Each Reporting Person

382,491
10
Check box if the aggregate amount in row (9) excludes
certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

6.48%
12
Type of Reporting Person (See Instructions)

IA

Item 1.
(a) Name of Issuer: American River Bancshares
(b) Address of Issuers Principal Executive Offices:
      3100 Zinfandel Drive, Suite 450, Rancho Cordova, California
Item 2.
(a) Name of Person Filing:
Pacific Ridge Capital Partners, LLC
(b) Address of Principal Business Office or, if None,
Residence:
4900 Meadows Rd, Suite 320, Lake Oswego, OR 97035
(c) Citizenship or Place of Organization:
Nevada Corporation
(d) Title and Class of Securities:
Common Stock
(e) CUSIP No.: 029326105
Item 3.  If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is
a:
(a) [_] Broker or dealer registered under Section 15 of
the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19)
of the Act;
(d) [_] Investment company registered under Section 8 of
the Investment Company Act of 1940;
(e) [X] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C.
1813);
(i) [_] A church plan that is excluded from the
definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-
1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type
of institution: ____
Item 4. Ownership
(a) Amount Beneficially Owned:    382,491
 (b) Percent of Class:  6.48%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote:  382,491
 (ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition
of:  382,491
(iv) Shared power to dispose or to direct the disposition
of: 0
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be
the beneficial owner of more than five percent of the class
of securities, check the following [    ].
Item 6. Ownership of more than Five Percent on Behalf of Another
Person.
 None
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent
holding company or control person.
 N/A
Item 8. Identification and classification of members of the
group.
 N/A
Item 9. Notice of Dissolution of Group.
 N/A
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief,
the securities referred to above were acquired and are held in the
ordinary course of business and were not acquired and are not held
for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not
acquired
and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
Dated:  February 10, 2020
        Pacific Ridge Capital
Partners
        By: /s/ Peter Trumbo
      Name:     Peter Trumbo
      Title: Chief
Compliance Officer
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his
authorized representative (other than an executive officer or general partner of this filing person), evidence of the
representative's authority to sign on behalf of such person
shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).